UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
AGENTS’ SAVINGS AND PROFIT-SHARING PLAN
(Full title of the Plan)

[Current Registration Number 33-04711]

Lincoln National Corporation

1500 Market Street, Suite 3900
Centre Square West Tower
Philadelphia, PA 19102

(Name of Issuer and principal executive office)

The Lincoln National Life Insurance Company
Agents’ Savings and Profit-Sharing Plan

Financial Statements

As of and for the years ended December 31, 2004, 2003, and 2002 with Report of Independent Registered Public Accounting Firm

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2004, 2003, and 2002

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Plan Benefits	2
Statements of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held At End of Year)	19

Report of Independent Registered Public Accounting Firm

Lincoln National Corporation Plan Administrator
Lincoln National Corporation

We have audited the accompanying statements of net assets available for benefits of The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Philadelphia, Pennsylvania
March 25, 2005

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Statements of Net Assets Available for Plan Benefits

	December 31
	2004	2003
Assets
Investments:
Common stock---Lincoln National Corporation
(cost: 2004---$43,578,228; 2003---$43,488,868)	$58,721,853	$54,523,924
Wells Fargo Bank Short-Term Investment Fund	1,195,934	1,629,309
Pooled separate accounts---The Lincoln National
Life Insurance Company Separate Accounts
(cost: 2004---$72,213,058; 2003---$62,467,180)	99,529,718	81,529,299
Investment contracts---The Lincoln National
Life Insurance Company	17,598,686	15,955,401
Participant loans	4,151,804	4,218,026
Total Investments	181,197,995	157,855,959

Accrued interest receivable	60,484	1,328
Due from broker	-	50,997
Contributions receivable from participant deferrals	-	232,518
Contributions receivable from Employer companies	2,878,195	3,946,241
Total assets	184,136,674	162,087,043

Liabilities
Due to broker	26,629	-
Total liabilities	26,629	-
Net assets available for plan benefits	$184,110,045	$162,087,043

See accompanying notes.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31
	2004	2003	2002
Investment income:
Cash dividends---Lincoln National Corporation	$1,819,776	$1,924,171	$1,954,337
Interest:
The Lincoln National Life Insurance Company	748,249	638,100	677,376
Other	250,743	275,985	371,221
	998,992	914,085	1,048,597
	2,818,768	2,838,256	3,002,934
Net realized gain (loss) on sale
and distributions of investments:
Common stock---Lincoln National Corporation	4,070,037	1,563,498	4,050,730
Pooled separate accounts---
The Lincoln National Life Insurance
Company Separate Accounts	1,652,409	(1,040,533)	(2,592,752)
	5,722,446	522,965	1,457,978
Net unrealized appreciation
(depreciation) of investments	12,363,106	29,055,510	(41,836,079)

Contributions:
Participants	7,452,877	6,280,189	6,068,580
Employer companies	5,199,336	6,056,534	2,258,564
	12,652,213	12,336,723	8,327,144

Transfers from (to) affiliated plans	3,588,680	285,051	(42,253)
Distributions to participants	(14,994,001)	(15,112,736)	(13,242,739)
Administrative expenses	(128,210)	(103,179)	(106,837)

Net increase (decrease) in net
assets available for plan benefits	22,023,002	29,822,590	(42,439,852)

Net assets available for plan benefits
at beginning of the year	162,087,043	132,264,453	174,704,305
Net assets available for plan benefits
at end of the year	$184,110,045	$162,087,043	$132,264,453

See accompanying notes.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements

1. Significant Accounting Policies

Investments Valuation and Income Recognition

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Fund is valued at cost, which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life" or “Employer”). Contract value represents net contributions plus interest at the contract rate. The contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances, which approximate fair value.

The cost of investments sold or distributed is determined using the specific identification method.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

Preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan ("Plan") is a contributory, defined contribution plan which covers eligible agents of Lincoln Life and other participating agents who are employed by Lincoln Life. Any person who is a full-time agent of Lincoln Life is eligible to enroll in the Plan. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 25% of eligible earnings, up to a maximum annual amount as determined under applicable law.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants direct the Plan to invest their contributions and Employer matching contributions in any combination of the investment options as described in Note 4. Prior to April 1, 2002, discretionary Employer contributions were required to be invested in the LNC Common Stock Fund. Effective April 1, 2002, participants could immediately direct the investment of the discretionary Employer contributions to other funds.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Employer matching contributions to the Plan are provided in the form of a guaranteed match of $0.50 for each dollar a participant contributes, not to exceed 6% of eligible earnings, and a discretionary match of up to $1.00 for each dollar contributed, not to exceed 6% of eligible earnings. The amount of discretionary contribution varies according to whether LNC has met certain performance-based criteria as determined by the Compensation Committee of LNC's Board of Directors.

Participants’ contributions are fully vested. Employer contributions vest based upon years of service as defined in the Plan agreement as follows:

Years of Service	Percent Vested
1	0%
2	50%
3 or more	100%

The Employer has the right to discontinue contributions at any time and terminate the Plan.  In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts, excluding Employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period. Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability or retirement, a participant or beneficiary, in case of the participant’s death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a five-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Vested account balances less than $5,000 are immediately distributable under the terms of the Plan, without the Participant’s consent, unless a timely election of rollover to an IRA or another qualified plan has been made.

Each participant's account is credited with the participant's contributions, contributions from the Employer and applicable investment earnings, and is charged with an allocation of administrative expenses and applicable investment losses.  Forfeited non-vested amounts are used to reduce future Employer contributions.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments

The following is a summary of assets held for investment:

	December 31, 2004			December 31, 2003
	Number of			Number of
	Shares, Units	Fair		Shares, Units	Fair
	or Par Value	Value		or Par Value	Value
Quoted Market Values
Common stock---LNC	1,257,966	$58,721,853	*	1,350,605	$54,523,924	*
Pooled separate account investment
contracts underwritten by Lincoln Life:
Core Equity Fund	956,272.451	13,498,359	*	957,140.858	12,133,579	*
Medium Capitalization Equity Fund	833,783.418	10,462,314	*	864,898.815	9,452,047	*
Short Term Fund	1,700,613.780	6,253,838		1,539,780.100	5,616,810
Government/ Corporate Bond Fund	291,777.749	2,545,761		281,100.440	2,311,461
Large Capitalization Equity Fund	1,201,311.739	10,014,376	*	1,242,408.641	10,116,809	*
Balanced Fund	261,627.576	2,002,419		221,520.392	1,555,405
High Yield Bond Fund	721,142.318	2,725,052		677,534.414	2,268,995
Small Capitalization Equity Fund	1,403,790.064	11,094,295	*	1,410,390.044	9,851,575	*
Value Equity Fund	2,501,312.327	6,108,705		2,115,372.390	4,636,896
International Equity Fund	1,067,960.074	9,292,320	*	932,529.673	6,704,888
Conservative Balanced Fund	232,576.568	491,876		221,093.519	434,050
Aggressive Balanced Fund	379,036.436	899,606		275,088.192	587,726
Delaware Growth and Income Fund	918,745.140	1,555,893		649,762.829	993,292
Scudder VIT Equity 500 Index Fund	4,168,208.538	4,189,465		3,871,959.676	3,529,291
Fidelity VIP Contrafund	4,383,002.727	5,478,314		2,917,953.594	3,166,855
Neuberger-Berman AMT Regency Fund	1,894,203.416	2,702,461		1,224,187.180	1,429,483
Social Awareness Fund	1,220,854.693	1,297,647		1,152,697.791	1,090,452
American Funds New Perspective	2,928,516.285	2,800,247		1,520,723.497	1,315,274
Neuberger-Berman Mid-Cap Growth Fund	1,880,412.759	2,011,666		1,506,601.361	1,387,881
Scudder VIT Small Cap Index Fund	1,878,239.710	2,924,044		1,559,466.488	2,064,734
Janus Aspen Growth Fund	31,596.547	298,351		38,684.997	351,608
Fidelity VIP Overseas Fund	72,217.004	882,709		49,003.881	530,188
Total pooled separate accounts		99,529,718			81,529,299

Contract Value
Investment contracts
underwritten by Lincoln Life	17,598,686	17,598,686	*	15,955,401	15,955,401	*

Estimated Value
Wells Fargo Bank short-term
investment fund	1,195,934	1,195,934		1,629,309	1,629,309
Participants loans	4,151,804	4,151,804		4,218,026	4,218,026
Total investments		$181,197,995			$157,855,959

* Investments that represent 5% or more of the fair value of net assets available for benefits as of the indicated date.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Net realized gain (loss) on sale and distribution of investments is summarized as follows:

	Year ended December 31
	2004	2003	2002
Common stock
Proceeds from disposition of stock	$11,566,749	$6,636,009	$9,787,848
Cost of stock disposed	7,496,712	5,072,511	5,737,118
Net realized gain on sale and distribution
of common stock	$4,070,037	$1,563,498	$4,050,730

Pooled separate accounts
Proceeds from disposition of units	$29,304,850	$33,001,417	$38,447,890
Cost of units disposed	27,652,441	34,041,950	41,040,642
Net realized loss on sale and distribution
of pooled separate accounts	$1,652,409	$(1,040,533)	$(2,592,752)

The net change in unrealized appreciation or depreciation of investments in total and by investment classification as determined by quoted market price is summarized as follows:

	Year ended December 31
	2004	2003	2002
Fair value in excess of cost:
At beginning of the year	$30,097,179	$1,041,669	$42,877,748
At end of the year	42,460,285	30,097,179	1,041,669
Change in net unrealized appreciation of investments	$12,363,106	$29,055,510	$(41,836,079)

Common stock	$4,108,565	$11,125,039	$(30,005,422)
Pooled separate accounts	8,254,541	17,930,471	(11,830,657)
Change in net unrealized appreciation of investments	$12,363,106	$29,055,510	$(41,836,079)

The investment contracts (Guaranteed Fund) earned an average interest rate of approximately 4.0%, 4.0%, and 4.9% in 2004, 2003, and 2002 respectively. The credited interest rates for new contributions, which approximate the current market rate, were 4.0% and 5.0% at December 31, 2004 and 2003, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance was 4.0% at both December 31, 2004 and 2003 and were determined based upon the performance of  Lincoln Life's general account. The credited interest rates can be changed quarterly. The minimum guaranteed rate is 3.5%. The guarantee is based on Lincoln Life's ability to meet its financial obligations from the general assets of Lincoln Life. The fair value of the investment contracts approximates contract value.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2004	Total	1	2	3	4	5	6
Assets
Investments:
Common stock	$58,721,853	$58,721,853	$-	$-	$-	$-	$-
Short-term investment fund	1,195,934	1,195,934	-	-	-	-	-
Pooled separate accounts	99,529,718	-	-	-	13,498,359	10,462,314	6,253,838
Investment contracts	17,598,686	-	-	17,598,686	-	-	-
Participant loans	4,151,804	-	-	-	-	-	-
Total investments	181,197,995	59,917,787	-	17,598,686	13,498,359	10,462,314	6,253,838

Accrued interest receivable	60,484	2,134	-	58,350	-	-	-
Due from (to) broker	(26,629)	-	-	85	74,516	66,870	-
Contributions receivable from participant deferrals	-	-	-	-	-	-	-
Contributions receivable from Employer companies	2,878,195	2,878,195	-	-	-	-	-
Net assets available for plan benefits	$184,110,045	$62,798,116	$-	$17,657,121	$13,572,875	$10,529,184	$6,253,838

Investment Options
December 31, 2004	7	8	9	10	11	12	13
Assets
Investments:
Common stock	$-	$-	$-	$-	$-	$-	$-
Short-term investment fund	-	-	-	-	-	-	-
Pooled separate accounts	2,545,761	10,014,376	2,002,419	2,725,052	11,094,295	6,108,705	9,292,320
Investment contracts	-	-	-	-	-	-	-
Participant loans	-	-	-	-	-	-	-
Total investments	2,545,761	10,014,376	2,002,419	2,725,052	11,094,295	6,108,705	9,292,320

Accrued interest receivable	-	-	-	-	-	-	-
Due from (to) broker	34,989	18,155	4,545	(4,085)	83,286	(26,624)	57,800
Contributions receivable from participant deferrals	-	-	-	-	-	-	-
Contributions receivable from Employer companies	-	-	-	-	-	-	-
Net assets available for plan benefits	$2,580,750	$10,032,531	$2,006,964	$2,720,967	$11,177,581	$6,082,081	$9,350,120

Investment Options
December 31, 2004	14	15	16	17	18	19	20
Assets
Investments:
Common stock	$-	$-	$-	$-	$-	$-	$-
Short-term investment fund	-	-	-	-	-	-	-
Pooled separate accounts	491,876	899,606	1,555,893	4,189,465	5,478,314	2,702,461	1,297,647
Investment contracts	-	-	-	-	-	-	-
Participant loans	-	-	-	-	-	-	-
Total investments	491,876	899,606	1,555,893	4,189,465	5,478,314	2,702,461	1,297,647

Accrued interest receivable	-	-	-	-	-	-	-
Due from (to) broker	126	-	3,579	(22,688)	(108,815)	(128,944)	91,085
Contributions receivable from participant deferrals	-	-	-	-	-	-	-
Contributions receivable from Employer companies	-	-	-	-	-	-	-
Net assets available for plan benefits	$492,002	$899,606	$1,559,472	$4,166,777	$5,369,499	$2,573,517	$1,388,732

Investment Options
December 31, 2004	21	22	23	24	25	Loans
Assets
Investments:
Common stock	$-	$-	$-	$-	$-	$-
Short-term investment fund	-	-	-	-	-	-
Pooled separate accounts	2,800,247	2,011,666	2,924,044	298,351	882,709	-
Investment contracts	-	-	-	-	-	-
Participant loans	-	-	-	-	-	4,151,804
Total investments	2,800,247	2,011,666	2,924,044	298,351	882,709	4,151,804

Accrued interest receivable	-	-	-	-	-	-
Due from (to) broker	(63,077)	(25,532)	(95,448)	13,081	467	-
Contributions receivable from participant deferrals	-	-	-	-	-	-
Contributions receivable from Employer companies	-	-	-	-	-	-
Net assets available for plan benefits	$2,737,170	$1,986,134	$2,828,596	$311,432	$883,176	$4,151,804

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options

The detail of the net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2003	Total	1	2	3	4	5	6
Assets
Investments:
Common stock	$54,523,924	$54,523,924	$-	$-	$-	$-	$-
Short-term investment fund	1,629,309	1,629,309	-	-	-	-	-
Pooled separate accounts	81,529,299	-	-	-	12,133,579	9,452,047	5,616,810
Investment contracts	15,955,401	-	-	15,955,401	-	-	-
Participant loans	4,218,026	-	-	-	-	-	-
Total investments	157,855,959	56,153,233	-	15,955,401	12,133,579	9,452,047	5,616,810

Accrued interest receivable	1,328	1,328	-	-	-	-	-
Due from (to) broker	50,997	-	-	(7,346)	(31,698)	22,419	(15,628)
Contributions receivable from participant deferrals	232,518	232,518	-	-	-	-	-
Contributions receivable from Employer companies	3,946,241	3,946,241	-	-	-	-	-
Net assets available for plan benefits	$162,087,043	$60,333,320	$-	$15,948,055	$12,101,881	$9,474,466	$5,601,182

Investment Options
December 31, 2003	7	8	9	10	11	12	13
Assets
Investments:
Common stock	$-	$-	$-	$-	$-	$-	$-
Short-term investment fund	-	-	-	-	-	-	-
Pooled separate accounts	2,311,461	10,116,809	1,555,405	2,268,995	9,851,575	4,636,896	6,704,888
Investment contracts	-	-	-	-	-	-	-
Participant loans	-	-	-	-	-	-	-
Total investments	2,311,461	10,116,809	1,555,405	2,268,995	9,851,575	4,636,896	6,704,888

Accrued interest receivable	-	-	-	-	-	-	-
Due from (to) broker	(3,469)	(29,148)	(5,955)	(11,070)	56,547	35,557	1,638
Contributions receivable from participant deferrals	-	-	-	-	-	-	-
Contributions receivable from Employer companies	-	-	-	-	-	-	-
Net assets available for plan benefits	$2,307,992	$10,087,661	$1,549,450	$2,257,925	$9,908,122	$4,672,453	$6,706,526

Investment Options
December 31, 2003	14	15	16	17	18	19	20
Assets
Investments:
Common stock	$-	$-	$-	$-	$-	$-	$-
Short-term investment fund	-	-	-	-	-	-	-
Pooled separate accounts	434,050	587,726	993,292	3,529,291	3,166,855	1,429,483	1,090,452
Investment contracts	-	-	-	-	-	-	-
Participant loans	-	-	-	-	-	-	-
Total investments	434,050	587,726	993,292	3,529,291	3,166,855	1,429,483	1,090,452

Accrued interest receivable	-	-	-	-	-	-	-
Due from (to) broker	(242)	(3,040)	(3,281)	(2,717)	(7,609)	280	(22,441)
Contributions receivable from participant deferrals	-	-	-	-	-	-	-
Contributions receivable from Employer companies	-	-	-	-	-	-	-
Net assets available for plan benefits	$433,808	$584,686	$990,011	$3,526,574	$3,159,246	$1,429,763	$1,068,011

Investment Options
December 31, 2003	21	22	23	24	25	Loans
Assets
Investments:
Common stock	$-	$-	$-	$-	$-	$-
Short-term investment fund	-	-	-	-	-	-
Pooled separate accounts	1,315,274	1,387,881	2,064,734	351,608	530,188	-
Investment contracts	-	-	-	-	-	-
Participant loans	-	-	-	-	-	4,218,026
Total investments	1,315,274	1,387,881	2,064,734	351,608	530,188	4,218,026

Accrued interest receivable	-	-	-	-	-	-
Due from (to) broker	27,695	54,112	(2,623)	-	(984)	-
Contributions receivable from participant deferrals	-	-	-	-	-	-
Contributions receivable from Employer companies	-	-	-	-	-	-
Net assets available for plan benefits	$1,342,969	$1,441,993	$2,062,111	$351,608	$529,204	$4,218,026

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2004	Total	1	2	3	4	5	6
Investment income:
Cash dividends	$1,819,776	$1,819,776	$-	$-	$-	$-	$-
Interest	998,992	24,854	-	723,395	-	-	-
Total investment income	2,818,768	1,844,630	-	723,395	-	-	-
Net realized gain (loss) on sale and
distribution of investments:
Common stock	4,070,037	4,070,037
Pooled separate accounts	1,652,409	-	-	-	203,967	(3,539)	51,005
Total net realized gains (losses)	5,722,446	4,070,037	-	-	203,967	(3,539)	51,005
Net unrealized appreciation
(depreciation) of investments	12,363,106	4,108,565	-	-	1,184,989	1,379,549	1,288
Contributions:
Participant	7,452,877	748,914	-	248,869	691,806	602,308	244,033
Employer companies	5,199,336	3,161,387	-	85,062	223,592	200,559	64,686
Total contributions	12,652,213	3,910,301	-	333,931	915,398	802,867	308,719
Transfers to affiliated plans	3,588,680	614,533	-	871,935	296,183	276,040	141,047
Distributions to participants	(14,994,001)	(5,348,906)	-	(1,809,653)	(780,660)	(705,912)	(1,789,266)
Administrative expenses	(128,210)	(46,539)	-	(12,364)	(9,549)	(7,507)	(4,818)
Net transfers	-	(6,687,825)	-	1,601,822	(339,334)	(686,780)	1,944,681
Net increase (decrease) in net
assets available for plan benefits	22,023,002	2,464,796	-	1,709,066	1,470,994	1,054,718	652,656
Net assets available for plan
benefits at beginning of the year	162,087,043	60,333,320	-	15,948,055	12,101,881	9,474,466	5,601,182
Net assets available for plan
benefits at end of the year	$184,110,045	$62,798,116	$-	$17,657,121	$13,572,875	$10,529,184	$6,253,838

Investment Options
December 31, 2004	7	8	9	10	11	12	13
Investment income:
Cash dividends	$-	$-	$-	$-	$-	$-	$-
Interest	-	-	-	-	-	-	-
Total investment income	-	-	-	-	-	-	-
Net realized gain (loss) on sale and
distribution of investments:
Common stock	-	-	-	-	-	-	-
Pooled separate accounts	118,385	(188,688)	55,178	136,428	305,375	89,484	272,710
Total net realized gains (losses)	118,385	(188,688)	55,178	136,428	305,375	89,484	272,710
Net unrealized appreciation
(depreciation) of investments	34,359	431,322	108,514	134,775	1,004,627	502,684	1,267,577
Contributions:
Participant	150,522	805,344	173,788	185,635	741,598	497,130	591,062
Employer companies	40,739	261,466	53,278	55,264	227,043	150,881	182,480
Total contributions	191,261	1,066,810	227,066	240,899	968,641	648,011	773,542
Transfers to affiliated plans	76,543	155,178	1,501	19,033	225,840	158,488	116,473
Distributions to participants	(289,392)	(777,277)	(183,498)	(73,459)	(717,672)	(413,380)	(411,164)
Administrative expenses	(1,914)	(7,967)	(1,428)	(1,769)	(8,185)	(4,158)	(5,949)
Net transfers	143,516	(734,508)	250,181	7,135	(509,167)	428,499	630,405
Net increase (decrease) in net
assets available for plan benefits	272,758	(55,130)	457,514	463,042	1,269,459	1,409,628	2,643,594
Net assets available for plan
benefits at beginning of the year	2,307,992	10,087,661	1,549,450	2,257,925	9,908,122	4,672,453	6,706,526
Net assets available for plan
benefits at end of the year	$2,580,750	$10,032,531	$2,006,964	$2,720,967	$11,177,581	$6,082,081	$9,350,120

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2004	14	15	16	17	18	19	20
Investment income:
Cash dividends	$-	$-	$-	$-	$-	$-	$-
Interest	-	-	-	-	-	-	-
Total investment income	-	-	-	-	-	-	-
Net realized gain (loss) on sale and
distribution of investments:
Common stock	-	-	-	-	-	-	-
Pooled separate accounts	18,830	15,861	33,241	96,378	84,290	100,306	70,301
Total net realized gains (losses)	18,830	15,861	33,241	96,378	84,290	100,306	70,301
Net unrealized appreciation
(depreciation) of investments	16,777	67,620	113,392	295,717	537,009	315,620	77,919
Contributions:
Participant	36,869	122,416	160,835	229,911	352,392	150,485	63,352
Employer companies	11,905	31,944	45,509	66,604	99,622	42,459	17,056
Total contributions	48,774	154,360	206,344	296,515	452,014	192,944	80,408
Transfers to affiliated plans	-	33,405	12,599	234,516	39,198	23,085	5,632
Distributions to participants	(14,303)	(95,828)	(38,684)	(123,031)	(349,783)	(140,610)	(35,899)
Administrative expenses	(367)	(627)	(981)	(2,968)	(3,091)	(1,472)	(934)
Net transfers	(11,517)	140,129	243,550	(156,924)	1,450,616	653,881	123,294
Net increase (decrease) in net
assets available for plan benefits	58,194	314,920	569,461	640,203	2,210,253	1,143,754	320,721
Net assets available for plan
benefits at beginning of the year	433,808	584,686	990,011	3,526,574	3,159,246	1,429,763	1,068,011
Net assets available for plan
benefits at end of the year	$492,002	$899,606	$1,559,472	$4,166,777	$5,369,499	$2,573,517	$1,388,732

Investment Options
December 31, 2004	21	22	23	24	25	Loans
Investment income:
Cash dividends	$-	$-	$-	$-	$-	$-
Interest	-	-	-	-	-	250,743
Total investment income	-	-	-	-	-	250,743
Net realized gain (loss) on sale and
distribution of investments:
Common stock	-	-	-	-	-	-
Pooled separate accounts	(72,288)	29,076	147,930	39,823	48,356	-
Total net realized gains (losses)	(72,288)	29,076	147,930	39,823	48,356	-
Net unrealized appreciation
(depreciation) of investments	305,514	235,544	223,675	(21,832)	37,902	-
Contributions:
Participant	136,142	200,906	212,549	27,387	78,624	-
Employer companies	40,541	55,631	56,071	6,768	18,789	-
Total contributions	176,683	256,537	268,620	34,155	97,413	-
Transfers to affiliated plans	98,166	21,996	89,182	53,567	24,540	-
Distributions to participants	(224,214)	(172,305)	(136,161)	(23,429)	(22,550)	(316,965)
Administrative expenses	(1,312)	(1,347)	(2,011)	(346)	(607)	-
Net transfers	1,111,652	174,640	175,250	(122,114)	168,918	-
Net increase (decrease) in net
assets available for plan benefits	1,394,201	544,141	766,485	(40,176)	353,972	(66,222)
Net assets available for plan
benefits at beginning of the year	1,342,969	1,441,993	2,062,111	351,608	529,204	4,218,026
Net assets available for plan
benefits at end of the year	$2,737,170	$1,986,134	$2,828,596	$311,432	$883,176	$4,151,804

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2003	Total	1	2	3	4	5	6
Investment income:
Cash dividends	$1,924,171	$1,924,171	$-	$-	$-	$-	$-
Interest	914,085	15,311	-	622,789	-	-	-
Total investment income	2,838,256	1,939,482	-	622,789	-	-	-
Net realized gain (loss) on sale and
distribution of investments:
Common stock	1,563,498	1,563,498	-	-	-	-	-
Pooled separate accounts	(1,040,533)	-	-	-	(86,860)	(324,703)	99,353
Total net realized gains (losses)	522,965	1,563,498	-	-	(86,860)	(324,703)	99,353
Net unrealized appreciation
(depreciation) of investments	29,055,510	11,125,039	-	-	2,867,561	2,607,152	(38,827)
Contributions:
Participant	6,280,189	954,053	-	229,346	618,903	547,801	202,458
Employer companies	6,056,534	4,300,682	-	81,192	210,048	190,321	62,817
Total contributions	12,336,723	5,254,735	-	310,538	828,951	738,122	265,275
Transfers to affiliated plans	285,051	72,815	-	(225,925)	(27,431)	72,098	(85,843)
Distributions to participants	(15,112,736)	(3,938,718)	-	(1,674,653)	(690,935)	(672,902)	(1,906,570)
Administrative expenses	(103,179)	(37,385)	-	(11,496)	(7,744)	(5,938)	(6,154)
Net transfers	-	(4,787,547)	-	1,548,319	(89,927)	360,326	(1,361,027)
Net increase (decrease) in net
assets available for plan benefits	29,822,590	11,191,919	-	569,572	2,793,615	2,774,155	(3,033,793)
Net assets available for plan
benefits at beginning of the year	132,264,453	49,141,401	-	15,378,483	9,308,266	6,700,311	8,634,975
Net assets available for plan
benefits at end of the year	$162,087,043	$60,333,320	$-	$15,948,055	$12,101,881	$9,474,466	$5,601,182

Investment Options
December 31, 2003	7	8	9	10	11	12	13
Investment income:
Cash dividends	$-	$-	$-	$-	$-	$-	$-
Interest	-	-	-	-	-	-	-
Total investment income	-	-	-	-	-	-	-
Net realized gain (loss) on sale and
distribution of investments:
Common stock	-	-	-	-	-	-	-
Pooled separate accounts	186,429	(505,088)	12,908	212,775	(144,779)	(102,761)	22,254
Total net realized gains (losses)	186,429	(505,088)	12,908	212,775	(144,779)	(102,761)	22,254
Net unrealized appreciation
(depreciation) of investments	27,141	2,489,266	251,242	291,368	2,699,755	1,078,364	1,851,824
Contributions:
Participant	181,394	726,921	145,412	133,667	619,840	429,409	396,354
Employer companies	44,803	247,494	49,839	44,696	203,487	140,182	139,205
Total contributions	226,197	974,415	195,251	178,363	823,327	569,591	535,559
Transfers to affiliated plans	16,781	49,433	54,428	86,123	141,515	(1,140)	55,930
Distributions to participants	(1,060,535)	(1,053,523)	(264,923)	(394,941)	(904,542)	(410,144)	(570,470)
Administrative expenses	(2,038)	(7,124)	(1,140)	(1,480)	(6,280)	(3,027)	(3,912)
Net transfers	374,601	(467,065)	38,391	569,299	(327,707)	(79,799)	512,117
Net increase (decrease) in net
assets available for plan benefits	(231,424)	1,480,314	286,157	941,507	2,281,289	1,051,084	2,403,302
Net assets available for plan
benefits at beginning of the year	2,539,416	8,607,347	1,263,293	1,316,418	7,626,833	3,621,369	4,303,224
Net assets available for plan
benefits at end of the year	$2,307,992	$10,087,661	$1,549,450	$2,257,925	$9,908,122	$4,672,453	$6,706,526

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2003	14	15	16	17	18	19	20
Investment income:
Cash dividends	$-	$-	$-	$-	$-	$-	$-
Interest	-	-	-	-	-	-	-
Total investment income	-	-	-	-	-	-	-
Net realized gain (loss) on sale and
distribution of investments:
Common stock	-	-	-	-	-	-	-
Pooled separate accounts	17,868	7,119	(6,874)	(54,667)	6,812	(171)	(6,860)
Total net realized gains (losses)	17,868	7,119	(6,874)	(54,667)	6,812	(171)	(6,860)
Net unrealized appreciation
(depreciation) of investments	30,107	94,774	187,710	735,010	618,239	351,190	169,673
Contributions:
Participant	36,302	68,137	75,269	138,688	196,536	102,623	33,513
Employer companies	13,290	16,468	24,366	45,675	65,512	34,251	10,930
Total contributions	49,592	84,605	99,635	184,363	262,048	136,874	44,443
Transfers to affiliated plans	(2,816)	28,712	(1,152)	44,307	-	11,882	5,252
Distributions to participants	(126,688)	(52,635)	(29,174)	(265,152)	(206,183)	(116,579)	(31,733)
Administrative expenses	(360)	(376)	(536)	(1,818)	(1,716)	(853)	(411)
Net transfers	84,261	105,961	248,225	1,023,800	659,588	58,024	555,838
Net increase (decrease) in net
assets available for plan benefits	51,964	268,160	497,834	1,665,843	1,338,788	440,367	736,202
Net assets available for plan
benefits at beginning of the year	381,844	316,526	492,177	1,860,731	1,820,458	989,396	331,809
Net assets available for plan
benefits at end of the year	$433,808	$584,686	$990,011	$3,526,574	$3,159,246	$1,429,763	$1,068,011

Investment Options
December 31, 2003	21	22	23	24	25	Loans
Investment income:
Cash dividends	$-	$-	$-	$-	$-	$-
Interest	-	-	-	-	-	275,985
Total investment income	-	-	-	-	-	275,985
Net realized gain (loss) on sale and
distribution of investments:
Common stock	-	-	-	-	-	-
Pooled separate accounts	(340,337)	(91,840)	35,349	5,706	17,834	-
Total net realized gains (losses)	(340,337)	(91,840)	35,349	5,706	17,834	-
Net unrealized appreciation
(depreciation) of investments	648,753	386,369	422,749	62,822	98,229	-
Contributions:
Participant	137,349	157,349	112,935	15,485	20,445	-
Employer companies	40,651	50,064	29,995	4,594	5,972	-
Total contributions	178,000	207,413	142,930	20,079	26,417	-
Transfers to affiliated plans	(4,398)	(262)	3,783	-	(9,041)	-
Distributions to participants	(236,552)	(140,046)	(136,746)	(19,714)	(1,298)	(207,380)
Administrative expenses	(1,295)	(930)	(846)	(145)	(175)	-
Net transfers	(432,214)	11,331	915,975	189,490	289,740	-
Net increase (decrease) in net
assets available for plan benefits	(188,043)	372,035	1,383,194	258,238	421,706	68,605
Net assets available for plan
benefits at beginning of the year	1,531,012	1,069,958	678,917	93,370	107,498	4,149,421
Net assets available for plan
benefits at end of the year	$1,342,969	$1,441,993	$2,062,111	$351,608	$529,204	$4,218,026

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2002	Total	1	2	3	4	5	6
Investment income:
Cash dividends	$1,954,337	$1,954,337	$-	$-	$-	$-	$-
Interest	1,048,597	32,665	-	644,711	-	-	-
Total investment income	3,002,934	1,987,002	-	644,711	-	-	-
Net realized gain (loss) on sale and
distribution of investments:
Common stock	4,050,730	4,050,730	-	-	-	-	-
Pooled separate accounts	(2,592,752)	-	100,813	-	(253,270)	(472,407)	197,620
Total net realized gains (losses)	1,457,978	4,050,730	100,813	-	(253,270)	(472,407)	197,620
Net unrealized appreciation
(depreciation) of investments	(41,836,079)	(30,005,422)	(100,813)	-	(2,472,769)	(2,515,825)	(65,128)
Contributions:
Participant	6,068,580	1,164,032	-	139,184	590,732	572,190	259,361
Employer companies	2,258,564	621,512	-	50,303	202,712	194,473	87,963
Total contributions	8,327,144	1,785,544	-	189,487	793,444	766,663	347,324
Transfers to affiliated plans	(42,253)	(174,166)	-	(8,922)	46,286	4,439	12,428
Distributions to participants	(13,242,739)	(5,986,944)	-	(947,254)	(660,430)	(502,205)	(1,737,364)
Administrative expenses	(106,837)	(46,821)	-	(9,052)	(8,097)	(6,212)	(6,356)
Net transfers	-	(5,043,615)	-	2,622,171	(1,073,916)	(536,973)	757,960
Net increase (decrease) in net
assets available for plan benefits	(42,439,852)	(33,433,692)	-	2,491,141	(3,628,752)	(3,262,520)	(493,516)
Net assets available for plan
benefits at beginning of the year	174,704,305	82,575,093	-	12,887,342	12,937,018	9,962,831	9,128,491
Net assets available for plan
benefits at end of the year	$132,264,453	$49,141,401	$-	$15,378,483	$9,308,266	$6,700,311	$8,634,975

Investment Options
December 31, 2002	7	8	9	10	11	12	13
Investment income:
Cash dividends	$-	$-	$-	$-	$-	$-	$-
Interest	-	-	-	-	-	-	-
Total investment income	-	-	-	-	-	-	-
Net realized gain (loss) on sale and
distribution of investments:
Common stock	-	-	-	-	-	-	-
Pooled separate accounts	128,462	(647,710)	(12,538)	(12,251)	(400,749)	(238,697)	(28,967)
Total net realized gains (losses)	128,462	(647,710)	(12,538)	(12,251)	(400,749)	(238,697)	(28,967)
Net unrealized appreciation
(depreciation) of investments	61,596	(2,980,705)	(168,217)	36,874	(1,343,817)	(548,135)	(419,400)
Contributions:
Participant	83,869	786,073	111,369	108,073	633,221	397,522	379,964
Employer companies	27,224	252,249	39,860	40,432	197,214	132,360	130,153
Total contributions	111,093	1,038,322	151,229	148,505	830,435	529,882	510,117
Transfers to affiliated plans	52,250	(18,100)	-	(24,805)	(4,158)	(4,536)	1,818
Distributions to participants	(176,883)	(700,483)	(94,582)	(167,138)	(579,365)	(173,951)	(219,333)
Administrative expenses	(1,551)	(7,859)	(1,077)	(922)	(6,127)	(2,866)	(3,233)
Net transfers	697,096	(233,414)	(80,954)	95,953	(23,549)	128,204	52,932
Net increase (decrease) in net
assets available for plan benefits	872,063	(3,549,949)	(206,139)	76,216	(1,527,330)	(310,099)	(106,066)
Net assets available for plan
benefits at beginning of the year	1,667,353	12,157,296	1,469,432	1,240,202	9,154,163	3,931,468	4,409,290
Net assets available for plan
benefits at end of the year	$2,539,416	$8,607,347	$1,263,293	$1,316,418	$7,626,833	$3,621,369	$4,303,224

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

Investment Options
December 31, 2002	14	15	16	17	18	19	20
Investment income:
Cash dividends	$-	$-	$-	$-	$-	$-	$-
Interest	-	-	-	-	-	-	-
Total investment income	-	-	-	-	-	-
Net realized gain (loss) on sale and
distribution of investments:
Common stock	-	-	-	-	-	-	-
Pooled separate accounts	(1,205)	(16,947)	(46,485)	(82,669)	(42,364)	(57,377)	(22,034)
Total net realized gains (losses)	(1,205)	(16,947)	(46,485)	(82,669)	(42,364)	(57,377)	(22,034)
Net unrealized appreciation
(depreciation) of investments	189	(15,289)	(74,029)	(452,930)	(113,994)	(75,724)	(65,549)
Contributions:
Participant	23,988	40,194	64,486	109,092	125,242	88,624	24,539
Employer companies	8,248	12,974	22,387	35,487	42,174	32,030	8,403
Total contributions	32,236	53,168	86,873	144,579	167,416	120,654	32,942
Transfers to affiliated plans	-	-	-	9,512	3,823	-	-
Distributions to participants	(364)	(15,507)	(26,195)	(18,360)	(47,672)	(34,315)	5,902
Administrative expenses	(174)	(234)	(332)	(1,296)	(1,088)	(764)	(194)
Net transfers	205,824	(54,252)	108,748	547,174	617,524	100,712	168,042
Net increase (decrease) in net
assets available for plan benefits	236,506	(49,061)	48,580	146,010	583,645	53,186	119,109
Net assets available for plan
benefits at beginning of the year	145,338	365,587	443,597	1,714,721	1,236,813	936,210	212,700
Net assets available for plan
benefits at end of the year	$381,844	$316,526	$492,177	$1,860,731	$1,820,458	$989,396	$331,809

Investment Options
December 31, 2002	21	22	23	24	25	Loans
Investment income:
Cash dividends	$-	$-	$-	$-	$-	$-
Interest	-	-	-	-	-	371,221
Total investment income	-	-	-	-	-	371,221
Net realized gain (loss) on sale and
distribution of investments:
Common stock	-	-	-	-	-	-
Pooled separate accounts	(215,497)	(421,707)	(27,372)	(12,174)	(7,227)	-
Total net realized gains (losses)	(215,497)	(421,707)	(27,372)	(12,174)	(7,227)	-
Net unrealized appreciation
(depreciation) of investments	(278,665)	(66,601)	(157,741)	(5,914)	(8,071)	-
Contributions:
Participant	160,898	135,227	58,510	5,619	6,571	-
Employer companies	52,320	46,589	18,013	1,677	1,807	-
Total contributions	213,218	181,816	76,523	7,296	8,378	-
Transfers to affiliated plans	20,255	20,416	21,207	-	-	-
Distributions to participants	(17,714)	(38,899)	(14,053)	247	1,010	(1,090,887)
Administrative expenses	(1,208)	(873)	(441)	(26)	(34)	-
Net transfers	98,548	306,592	321,810	103,941	113,442	-
Net increase (decrease) in net
assets available for plan benefits	(181,063)	(19,256)	219,933	93,370	107,498	(719,666)
Net assets available for plan
benefits at beginning of the year	1,712,075	1,089,214	458,984	-	-	4,869,087
Net assets available for plan
benefits at end of the year	$1,531,012	$1,069,958	$678,917	$93,370	$107,498	$4,149,421

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

Information with respect to investment options is as follows:

Option	Description of Investment Option

1	LNC Common Stock Fund, which invests primarily in the stock of LNC. Some funds may be invested in the Wells Fargo Bank Short-Term Investment Fund until the LNC stock can be purchased.

2	Guaranteed Fund, which invests primarily in high grade corporate securities. The account’s balances are backed by the general assets of the Lincoln National Life Insurance Company.

3	Core Equity Fund (SA#11), which invests primarily in large capitalization stocks of large-sized U.S. companies.

4	Medium Capitalization Equity Fund (SA#17), which invests primarily in medium-sized companies that have strong financial characteristics.

5
Short-Term Fund (SA#14), which invests in high quality money market securities that include commercial paper, bankers acceptances, certificates of deposit, loan participation and short-term U.S. government debt.

6	Government/Corporate Bond Fund (SA#12), which invests primarily in U.S. government bonds, high-quality corporate bonds, and foreign bonds.

7
Large Capitalization Equity Fund (SA#23), which invests primarily in large-sized companies whose stock has the potential for a significant appreciation in value within 18 months from the date of purchase.

8
Balanced Fund (SA#21), which invests in three different asset classes: stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion.

9	High Yield Bond Fund (SA#20), which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate for higher risk.

10	Small Capitalization Equity Fund (SA#24), which invests primarily in the stock of new, rapid growth companies.

11	Value Equity Fund (SA#28), which invests primarily in large capitalization stocks of undervalued companies that are industry leaders.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

12	International Equity Fund (SA#22), which invests primarily in dividend paying stocks of non-U.S.companies.

13	Conservative Balanced Account (SA#30), which invests in three different asset classes with a bias towards fixed-income securities and some equity exposure.

14	Aggressive Balanced Fund (SA#32), which invests in three different asset classes with a bias towards equities.

15	Delaware Growth and Income Fund (SA#61), which invests in large-capitalization/value securities of companies with high dividend yields.

16	Scudder VIT Equity 500 Index Fund (SA#27), which invests in large cap/blend equities in approximately the same proportions as represented in the S&P 500.

17	Fidelity VIP Contrafund (SA#35), which seeks diversified capital appreciation by investing in shares of companies that may be undervalued.

18	Neuberger-Berman AMT Regency Fund (SA#38), which seeks capital growth by investing in stocks of well managed companies whose prices may be undervalued.

19	Social Awareness Fund (SA#33), which seeks capital growth and social responsibility by investing in stocks of companies that are committed to human needs.

20
American Funds New Perspective Fund  (SA#34), which seeks to provide long-term growth of capital through investments in blue chip companies in the United States and abroad, emphasizing multinational or global companies and focusing on opportunities generated by changes in global trade patterns and economic and political relationships.

21	Neuberger-Berman Mid-Cap Growth Fund (SA#37), which seeks growth of capital by investing primarily in stocks of mid-cap companies with potential to offer attractive long-term returns.

22	Scudder VIT Small Cap Index Fund (SA #36), which invests in a statistically selected diversified sample of the 2000 stocks included in the Russell 2000.

23
Janus Aspen Growth Fund (SA#70), which seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stock selected for their growth potential.

24	Fidelity VIP Overseas Fund (SA#59), which seeks long-term growth of capital by investing mainly in foreign securities.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Notes to Financial Statements (continued)

4. Investment Options (continued)

The information as to the number of participants selecting each investment option is not readily available. During 2002, the Plan began offering investment options 24 and 25. Investment options 4 through 25 are invested in pooled separate accounts of Lincoln Life through a group annuity contract issued by Lincoln Life.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 9, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. However, subsequent to the issuance of the favorable determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6. Tax Implications to Participants

There are no income tax consequences to participants arising from their pre-tax contributions, the Employer's contributions, and income earned in the Plan until actual distribution or withdrawal from the Plan.

7. Transactions with Parties-in-Interest

The Plan has investments in common stock of LNC and in pooled separate accounts and investment contracts with Lincoln Life. Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $128,210, $103,179, and $106,837 in 2004, 2003 and 2002, respectively.

8. Concentrations of Credit Risks

The Plan has investments in common stock of LNC, pooled separate accounts, and unallocated investment contracts with Lincoln Life of $58,721,853, $99,529,718, and $17,598,686, respectively, at December 31, 2004 (31.9%, 54.1% and 9.6% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investment management industries.

The Plan invests in various investments that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Lincoln National Life Insurance Company
Agents' Savings and Profit-Sharing Plan

Plan Number: 006
EIN: 35-0472300

Schedule H, Line 4i--Schedule of Assets (Held At End of Year)

December 31, 2004

(b)	(c)		(d)	(e)
	Description of Investment
	Including Maturity Date
Identity of Issue, Borrower,	Rate of Interest,			Current
Lessor or Similar Party	Par or Maturity Value		Cost	Value
* Common stock fund:
Lincoln National Corporation common stock	1,257,966	shares	**	$58,721,853
Wells Fargo Bank Short-Term Investment Fund	1,195,934	par value	**	1,195,934
				59,917,787
*Pooled separate accounts--
The Lincoln National Life Insurance
Company Separate Accounts:
Core Equity Fund	956,272.451	participation units	**	13,498,359
Medium Capitalization Equity Fund	833,783.418	participation units	**	10,462,314
Short Term Fund	1,700,613.780	participation units	**	6,253,838
Government/ Corporate Bond Fund	291,777.749	participation units	**	2,545,761
Large Capitalization Equity Fund	1,201,311.739	participation units	**	10,014,376
Balanced Fund	261,627.576	participation units	**	2,002,419
High Yield Bond Fund	721,142.318	participation units	**	2,725,052
Small Capitalization Equity Fund	1,403,790.064	participation units	**	11,094,295
Value Equity Fund	2,501,312.327	participation units	**	6,108,705
International Equity Fund	1,067,960.074	participation units	**	9,292,320
Conservative Balanced Fund	232,576.568	participation units	**	491,876
Aggressive Balanced Fund	379,036.436	participation units	**	899,606
Delaware Growth and Income Fund	918,745.140	participation units	**	1,555,893
Scudder VIT Equity 500 Index Fund	4,168,208.538	participation units	**	4,189,465
Fidelity VIP Contrafund	4,383,002.727	participation units	**	5,478,314
Neuberger-Berman AMT Regency Fund	1,894,203.416	participation units	**	2,702,461
Social Awareness Fund	1,220,854.693	participation units	**	1,297,647
American Funds New Perspective	2,928,516.285	participation units	**	2,800,247
Neuberger-Berman Mid-Cap Growth Fund	1,880,412.759	participation units	**	2,011,666
Scudder VIT Small Cap Index Fund	1,878,239.710	participation units	**	2,924,044
Janus Aspen Growth Fund	31,596.547	participation units	**	298,351
Fidelity VIP Overseas Fund	72,217.004	participation units	**	882,709
				99,529,718
*Investment contracts--
The Lincoln National Life
Insurance Company (Guaranteed Fund)		3.50% interest rate	**	17,598,686

Participant loans	Various loans at interest rates
	varying from 5.0% to 10.5%.		-	4,151,804
				$181,197,995

* Indicates party-in-interest to the Plan.
** Indicates a participant-directed fund. The cost disclosure is not required.

SIGNATURE

THE PLAN: Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Lincoln National Corporation Agents’ Savings and Profit-Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln National Life Insurance Company Agents’ Savings and Profit-Sharing Plan
Date: March 30, 2005	By: /S/ Stephen J. Dover
Stephen J. Dover
Plan Administrator